Filed by Motive Capital Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Motive Capital Corp

Commission File No. 001-39794

The following is a transcript of an interview of Forge’s CEO conducted on “Trading 360” on the TD Ameritrade Network.

Interviewer: Thank you so much for being with us. Tell us a little bit about your company and where you know you stand when you're looking at this and speaking about this topic.

Forge CEO: Well, look, we have been innovating for the last several years the way private companies raise money and provide liquidity to their shareholders and employees. And we think that what's happened in the last handful of years really requires an infrastructure player to come into the market and make the market more transparent, more accessible, and more efficient. But there's a lot going on out there in the world, and we think the traditional IPO, as great of a year as we've had, and the last couple of years, we think the traditional IPO as it's known, is now dead.

Interviewer: Well, that's part of your business too, and helping these companies to have a further understanding. You yourself, I want to talk about your own SPAC merger that's occurring, right and this should be completed either the end of this year or early next year. What's your vision for your company?

Forge CEO: We had a lot of options and that's part of the theme that's going on in the market right now. A company can go public via direct listing, they can do a SPAC, you've seen with Rivian directed shares.

It was a great option for us because we felt like the public market investor could invest in a company like Forge as a proxy for the private markets. We really love the people in Motive Capital Corp. They were a bunch of industry experts led by Blythe Masters and we got to know them. And we felt like the flexibility of being able to understand the price and the valuation of the company before we went out and having that built into the deal, along with a little bit of shareholder, liquidity was the right format for us.

Interviewer: Is that is so different from an IPO. I mean, when you have an IPO and you have a roadshow they basically are trying to gauge what the value is of that company. I mean, that's how they come out with the IPO price, with the listing price, and they have to give their outlook right? But you think that the IPO is really going in the way of the background, right, because you have the technology and ecosystem for more of the private markets future.

Forge CEO: Yeah, I think if you're trying to raise money, or provide liquidity, we're now seeing a world where you can do that for years and years in the private market. But just to give you an example: a lot of people think snowflake’s IPO was really a great example of a successful IPO. But if you think about it, it was priced such that the company put balance sheet capital on at an allocation price, but the market priced the company at twice that value. None of the incremental value went to the company. So that's why direct listings have become such a popular topic of discussion. And I think SPACs are bringing companies to market that may not have the valuations of what you've seen in IPOs. The average IPO valuation in the last couple years is about 5 billion.

And I think public market investors want to see companies in the one to $3 billion range come public as well. And that's one of the reasons why we think SPACs have gained popularity.

Interviewer: Yeah, I think you're right about that because we always say whether or not a stock is priced to perfection, right, and in that case, shareholders and the company itself really lost out because there was way more demand. I mean, sometimes you could say it's the market environment that may drive the stock one way or the other. But there was certainly a lot of excitement around a name like snowflake and then you mentioned Rivian, which I thought was interesting. Tell me what your thoughts were. This was where if someone ordered--they had the 7% roughly for the direction share option here. So for example, if you pre ordered a Rivian truck, right, you gave $1,000 for that and one gentleman who got 175 shares at 70 bucks, it turned out to be $17,000. What did you think of that model overall?

Forge CEO: We'll see that's part of what I'm talking about. When you're looking at a company going public and allocating to their customers or their partners, you haven't seen that in a traditional IPO.

The allocations to shares were typically a syndicate that was led by an investment banker and everybody else had to wait until after it priced and started to trade and so I really like it. I think it gives a company the ability to change the dynamic of who participates in the wealth creation of an IPO. And I think a lot of CEOs, if you ask them, will tell you “hey, I'd love to reward the people that got me here, including my customers.” So directing allocations to customers, I think you're going to see more of that and you're going to see more bespoke liquidity models also where employees can trade. I saw the Expensify deal where the employees get to sell 15% on day one. So I think that's part of why directs again are popular and SPACs that have a negotiated liquidity provision.

Interviewer: And sometimes fluctuations can happen in a stock when it's the IPO lockup expiration, right. You know, as people on Wall Street, we always say, oh, you mark it on your calendar, you know, in six months that IPO lockup, those people have the opportunity to sell it. And that can really move a stock around too. So what's my takeaway here, in addition to your own exciting SPAC merger that's going to be completed and moving forward. What's my takeaway here for folks as they're watching? So are you saying there's no future for IPOs really? Or what should someone say? For the IPO, this and for the SPAC or the direct listing is better way?

Forge CEO: I think they're just a lot more flexibility. The IPO or companies going public is going to continue to happen. They're just going to do it through a bunch of different formats. But I'd also say if you're a public market investor, you're going to start looking at increasingly getting into these companies just before they're public. We saw this with Spotify back in 2018. Did the first one with Slack, we saw it with Palantir. So you're going to see it move into pre-IPO investing by public investors. And I think you're going to see more of that; there's 900 companies in the world that are now worth over a billion dollars or $3 trillion of valuation now locked up that's exploded in the last two years.

Interviewer: I have to go but I just thought of one other thing, and that is that sometimes people buy into SPACs right? They say, Oh, what a great company and then they get hit hard. I mean, I have to put the risk out there too. There's risk. You're not you know, the people who bring it are making money but that doesn't mean that there's no risk. Final thought quickly.

Forge CEO: We like to say that there's a rush to quality in these SPACs and if you don't bring a high quality company via a SPAC, then then you might want to think about staying home.

Interviewer: Kelly Rodrigues, of Forge Global. Thank you. It's great to see you. Thank you so much. Great to chat with you. I really appreciate it.

About Motive Capital Corp

In these materials, references to “Motive Partners” generally refer to Motive Partners GP, LLC, collectively with its affiliates and any investment funds, investment vehicles or accounts managed or advised by any of the foregoing (each such fund, vehicle or account, a “Motive Fund”).  Motive Capital Corp is sponsored by Motive Capital Funds Sponsor, LLC (the “Sponsor”), which is an affiliate of Motive Partners. However, Motive Capital Corp is an independent publicly traded company, and not affiliated with Motive Partners. Motive Partners has not and is not providing investment advice to any person in connection with the matters contemplated herein, including Motive Capital Corp, the Sponsor or Forge.

This material is neither an offer to sell nor a solicitation of an offer to buy any security in any Motive Fund, and may not be used or relied upon in connection with any offer or solicitation. A private offering of interests in a Motive Fund may only be made by such Motive Fund pursuant to the offering documents for such Motive Fund, which will contain additional information about the investment objectives, terms, and conditions of an investment in such Motive Fund and also contain tax information and risk disclosures that are important to any investment decision regarding such Motive Fund.  The information contained in this material is superseded by, and is qualified in its entirety by reference to such offering documents. This communication is intended only for persons resident in jurisdictions where the distribution or availability of this communication would not be contrary to applicable laws or regulations.

Past performance or activities are not necessarily indicative of future results, and there can be no assurance that any Motive Fund will achieve results comparable to those presented herein, or that any Motive Fund will be able to implement its investment strategies or achieve its investment objectives. A Motive Fund’s investment and applicable investment restrictions may differ from those historically employed by Motive Partners, and economic conditions may differ materially from the conditions under which any other investment fund, investment vehicle or account managed by Motive Partners has previously invested. The investments, transactions and operational activities of Motive Partners contained in this material, if any, are shown for illustrative purposes only of the types of investments, transactions and activities that have historically been undertaken by Motive Partners, its affiliates and their respective officers, directors, partners, members, employees and/or advisors.

Important Information and Where to Find It

This communication is being made in respect of the proposed business combination transaction involving Motive Capital and Forge (the “Merger”). This communication may be deemed to be solicitation material in respect of the proposed Merger. The proposed Merger will be submitted to Motive Capital’s stockholders for their consideration. In connection with the proposed Merger, Motive Capital has filed with the SEC a registration statement on Form S-4, which is not yet effective, containing a preliminary proxy statement/prospectus to be distributed to Motive Capital’s stockholders in connection with Motive Capital’s solicitation of proxies for the vote of its stockholders in connection with the proposed Merger and other matters as described in such proxy statement/prospectus.  The proxy statement/prospectus will also serve as the prospectus relating to the offer of the securities to be issued to Forge’s stockholders in connection with the completion of the proposed Merger. The information in the preliminary proxy statement/prospectus is not complete and may be changed. Motive Capital also intends to file other relevant documents with the SEC regarding the proposed Merger.  Before making any voting or investment decision with respect to the proposed Merger, investors, stockholders and other interested persons are urged to read carefully and in their entirety, when available, the definitive proxy statement/prospectus (including any amendments or supplements thereto) as well as other documents filed with the SEC because these documents will contain important information about Motive Capital, Forge and the proposed Merger. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of Motive Capital as of a record date to be established for voting on the proposed transaction. Stockholders will also be able to obtain a copy of the proxy statement/prospectus, without charge, by directing a request to: Motive Capital Corp., 7 World Trade Center, 250 Greenwich Street, Floor 47, New York, NY 10007. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov) or by directing a request to info@motivecapitalcorp.com. The information contained on, or that may be accessed through, the websites referenced in this material is not incorporated by reference into, and is not a part of, this material.

Participants in the Solicitation

Motive Capital and Forge, and certain of their respective directors and executive officers and other members of management and employees, may be deemed to be “participants” in the solicitation of proxies with respect to the potential transaction described in this material under the rules of the SEC. Information about the directors and executive officers of Motive Capital is set forth in its Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, which was filed with the SEC on June 2, 2021. To the extent that holdings Motive Capital’s securities have changed from the amounts reported in such Form 10-K/A, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the Form S-4, the proxy statement/ prospectus and other relevant materials relating to the proposed merger to be filed with the SEC. These documents can be obtained free of charge from the sources indicated above.  Stockholders and other investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

Non-Solicitation

This material is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of any vote or approval, or of an offer to buy the securities of Motive Capital or Forge, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Forward-Looking Statements

This material includes, and oral statement made from time to time by representatives of Motive Capital and Forge may contain, statements that are not historical facts but are forward looking statements within the meaning of the “safe harbor “provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” ”could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “target,” “goal,” “expect,” “should,” “would,” “plan,” “predict,” “project,” “forecast,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict, indicate or relate to future events or trends or Motive Capital’s or Forge’s future financial or operating performance, or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, the ability to complete the business combination due to the failure to obtain approval from Motive’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Motive’s public shareholders, the estimated implied enterprise value of the Company, Forge’s ability to effectively compete in its industry, Forge’s ability to scale and grow its business, the cash position of the Company following closing, the timing of the closing of the business combination, the outcome of any legal proceedings that may be instituted against Motive Capital, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto, the ability to meet the NYSE’s listing standards following the consummation of the business combination, the risk that the business combination disrupts current plans and operations of Forge as a result of the announcement and consummation of the business combination, costs related to the business combination, changes in applicable laws or regulations, the possibility that Forge or the combined company may be adversely affected by other economic, business and/or competitive factors, and the impact of the novel coronavirus disease pandemic and its effect on business and financial conditions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, while considered reasonable by Motive Capital, Forge and their respective management, as the case may be, are subject to risks and uncertainties that may cause actual results to differ materially from current expectations. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Motive Capital’s final prospectus filed on December 14, 2020, its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (as subsequently amended), and the preliminary proxy statement/prospectus contained in the Registration Statement on Form S-4 filed with respect to the business combination, as it may be amended, in each case, under the heading “Risk Factors,” and other documents of Motive Capital filed, or to be filed, with the SEC. There may be additional risks that Motive Capital and Forge presently do not know or that they currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect Motive Capital’s and Forge’s expectations, plans or forecasts of future events and views as of the date of this material. Motive and Forge anticipate that subsequent events and developments will cause their assessments to change. However, while Motive Capital and Forge may elect to update these forward-looking statements at some point in the future, Motive Capital and Forge specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Motive Capital’s and Forge’s assessments as of any date subsequent to the date of this material. Accordingly, undue reliance should not be placed upon the forward-looking statements.